Filed by Weyerhaeuser Company

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Plum Creek Timber Company, Inc.

Commission File No.: 001-10239

The following is a transcript of the investor conference call hosted by Weyerhaeuser on November 9, 2015 to discuss the proposed merger of Plum Creek Timber Company, Inc. with and into Weyerhaeuser Company:

WEYERHAEUSER COMPANY

Moderator: Rick Holley

11-09-15/ 5:30 a.m. PT

Confirmation # 78061007

WEYERHAEUSER COMPANY

Moderator: Rick Holley

November 9, 2015

5:30 a.m. PT

Operator:	This is conference # 78061007.

Good morning. My name is (Regina), and I will be your conference operator today. At this time, I would like to welcome everyone to the Weyerhaeuser Plum Creek investor call.

All lines have been placed on mute to prevent any background noise.

After the speakers remarks there will be a question and answer session. If you would like to ask a question during this time, simply press star then the number one on your telephone keypad. If you would like to withdraw your question press the pound key.

I would now like to turn the conference over to Denise Merle, Senior Vice President of Human Resources and Investor Relations. Ms. Merle, you may begin.

Denise Merle:	Thank you, (Regina). Good morning, everyone, and thank you for joining us. Yesterday, Weyerhaeuser Company and Plum Creek issued a press release announcing that we have entered into a definitive agreement to merge. Separately, Weyerhaeuser also announced the strategic review of our cellulose fibers business.

Joining us this morning to discuss these announcements are Rick Holley, CEO of Plum Creek, and Doyle Simons, CEO of Weyerhaeuser. This call is being webcast at www.plumcreek.com and www.weyerhaeuser.com. You can find

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Moderator: Rick Holley

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our presentation slides for today’s call posted in the investor relations section of both companies’ websites. Please review the warning statements in our press releases and on the presentation slides concerning the risks associated with forward-looking statements as forward-looking statements will be made during this conference call. We will also be discussing non-GAAP financial measures. I will now turn the call over to Rick Holley.

Rick Holley:	Thank you, Denise, and welcome, everyone. I’m very pleased to be here today to discuss the combination of two leading companies in timber, land, and forest products management. The combination of Plum Creek and Weyerhaeuser not only marries two large, diverse, and complementary asset bases, it combines innovative people, a shared commitment to financial discipline, and some of the best operators in the industry. It’s truly a compelling combination of people and assets. With over 13 million acres, the company will be in a league of its own in terms of scale, geographic diversity, market insight, and operational and financial expertise.

Combined, we can accomplish more than either of us could alone. We believe there are approximately $100 million of hard synergies and through the sharing of best practices and economies of scale, the combined company can drive enhanced performance in many areas. The opportunity to carefully evaluate and leverage the HBU and subsurface asset potentials of the combined portfolio is just one example. Together, we have much greater flexibility to determine both the best approach and best timing to optimize value across the land portfolio. I also firmly believe the complementary skill sets of the two companies will allow us to learn from one another and drive further performance enhancement and growth. Clearly, in this case one plus one equals three.

The combination makes strategic and financial sense with transactions expected to be accretive to funds available for distribution on a per share basis in the first year. Beyond the hard synergies identified and internal improvements the Company can drive, it will be well positioned for the long-term.

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Moderator: Rick Holley

11-09-15/ 5:30 a.m. PT

Confirmation # 78061007

The new Company will be structured conservatively with an investment-grade balance sheet and it will continue to pay an attractive, sustainable dividend with excellent growth potential. Clearly it is transformational for both companies and a great value opportunity for both Plum Creek and Weyerhaeuser shareholders.

The boards of directors of both companies share our enthusiasm for the combination. Both boards have unanimously approved the merger and the terms of the transaction. The merger will be executed as an all-stock transaction with Plum Creek shareholders receiving 1.6 shares of Weyerhaeuser stock for each share of Plum Creek stock held. This fixed exchange ratio represents an implied premium of 13.8 percent to the 30-day volume weighted average price exchange ratio of Plum Creek shares to Weyerhaeuser shares.

The resulting ownership of the combined company will be approximately 65 percent by Weyerhaeuser shareholders and 35 percent by Plum Creek shareholders based on the current shares outstanding today. The combined company’s board composition is roughly in proportion to the composition of the shareholders. Our combined company will be governed by a 13-member board of directors composed of eight directors from Weyerhaeuser, including Doyle, and five from Plum Creek, including me. I will serve as non-executive Chairman of the Board while Doyle will serve as the President and CEO. Doyle will lead a team comprised of the best talent from each of our companies.

We expect the transaction to close in late first quarter or early second quarter of 2016, following votes from both the Weyerhaeuser and Plum Creek shareholders. The combined company will retain the Weyerhaeuser name and will continue to trade under Weyerhaeuser’s ticker symbol. The new Weyerhaeuser expects to maintain Weyerhaeuser’s current annual dividend of $1.24 per common share, representing 13 percent dividend increase for Plum Creek shareholders.

Over the past two years I’ve gotten to know Doyle well. He has led an impressive transformation at Weyerhaeuser, adjusting the Company’s business portfolio, driving operational excellence, and focusing on disciplined capital allocation. We both share a focus on driving value in our respective organizations, and we have

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Moderator: Rick Holley

11-09-15/ 5:30 a.m. PT

Confirmation # 78061007

the same sense of rigor and discipline in how we manage these two exceptional companies. I like him, I trust him, and I know he will do a great job leading the company. I know together we can create the new Weyerhaeuser known for sustainable resource management, innovation, financial discipline, and outstanding execution. Now I will turn the call over to Doyle.

Doyle Simons:	Thank you, Rick. At Weyerhaeuser we have long known and respected Rick and his team. Under Rick’s leadership, Plum Creek has earned a reputation for having exceptional assets, industry-leading performance, and a strong commitment to capital allocation. I am excited to partner with him to lead our combined company going forward and drive shareholder value. I am confident together that we can create significantly more value than either one of us or either one of our companies could on a stand-alone basis.

I will begin my remarks by providing a bit of perspective on how Weyerhaeuser got to where we are today. For the past couple of years we have been focused on making Weyerhaeuser a truly great company by pulling three key levers to drive value for shareholders: portfolio, performance and capital allocation. We have made progress in each of these areas. We have made changes to our portfolio. We have improved our relative performance versus the competition, and we have returned cash to shareholders through dividend growth and share repurchase.

Yesterday, we made two strategic announcements that represent the capstone of this transformational journey. First, we announced the merger of Weyerhaeuser and Plum Creek creating the world’s premier timber, land, and forest products company. Second, we announced that the board of directors have authorized the exploration of strategic alternatives for our sale of the fibers business. When all this is done, we will have a portfolio of over 13 million acres of some of the finest land and timber in the country coupled with low cost wood products manufacturing assets.

We will realize over $100 million in cost synergies, generate mid to high single-digit (FAD) accretion in the first full year, repurchase $2.5 billion of shares, and have an investment grade balance sheet that positions us for the

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Moderator: Rick Holley

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future, all consistent with our focus on portfolio, performance, and capital allocation. The merger of Weyerhaeuser and Plum Creek is not only an outstanding strategic bid, just as importantly it’s an excellent cultural fit.

I look forward to partnering with Rick to successfully integrate our companies and take the best practices from each organization to maximize the value of this powerful combination.

Let me now give you more detail about this exciting transaction.

The merger of Weyerhaeuser and Plum Creek will unite the largest timberland owners in the Pacific northwest and the U.S. south, creating a $23 billion timber company with over 13 million acres of the most productive and diverse timberlands in the country, unparalleled expertise in land development, minerals, and natural resources, and an industry-leading wood products manufacturing business. Over half of our — over 13 million acres of timberlands will be located in the U.S. south where we will have a strong presence in every major wood basket from Texas to Virginia. Our combined expertise and growing and marketing saw logs, pulp wood, and residuals will provide incredible upside potential as the U.S. housing market continues to improve.

Approximately one-quarter of our timberlands will be located in the Pacific Northwest where we will have a unique opportunity to leverage Weyerhaeuser’s industry leading skill, diversity, and market reach across Plum Creek’s high-quality ownership. With a strong Douglas fir saw log regimen, scale logistics, unique port access, and unparalleled relationships in the Japanese export market, we see terrific synergies from this hand-in-glove combination of exceptional land.

The remainder of our holdings will be comprised of 2.6 million acres of northern mixed hardwoods, serving the high value hardwood saw log and pulp wood markets, and soft wood timberlands in the inland west. These are complemented by 300,000 acres of fast-growing Uruguayan pine and eucalyptus. Weyerhaeuser and Plum Creek already lead the competition in EBITDA per acre, but our combined land management expertise will enable

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us to truly maximize the value of all revenue streams across our holdings. Our commitments to industry-leading silviculture, productivity improvement, and sustainable resource management will be enhanced as we share knowledge across our system.

We are excited to leverage Plum Creek’s strong expertise in rural and development land to maximize recreation and conservation value across our portfolio. Selective land entitlement will enable us to capture premium value for select well positioned parcels while maintaining our commitment to disciplined capital allocation.

We will also continue to enhance the contribution of alternative revenue streams such as minerals, oil, and gas. Our timberlands’ ownership will be complemented by a set of scale, low cost wood products manufacturing facilities strategically located near our timberlands. With the capacity to produce nearly 5 billion board feet of lumber, 3 billion square feet of oriented stream board, 45 million cubic feet of engineered wood products, 700 million square feet of plywood, and over 250 million square feet of medium density fiberboard, we will be well positioned to capitalize on an improving U.S. housing market.

The strong overlap in Weyerhaeuser and Plum Creek operations will generate significant cost synergies. We expect to be at an annual run rate of $100 million in cost savings by the end of the first full year. The savings will come primarily from reduction in overhead costs. In addition to these cost reductions, we will also realize significant synergies from optimization of harvest and fulfillment activities, increased efficiencies in transportation and logging, and scale force management and infrastructure.

Weyerhaeuser and Plum Creek share a strong commitment to disciplined capital allocation and this philosophy will not change. Our priorities remain first and foremost returning cash to shareholders. This will occur primarily through a growing and sustainable dividend but also through share repurchase as appropriate. As Rick mentioned, our combined company will maintain Weyerhaeuser’s current annual dividend of $1.24 per common share.

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Moderator: Rick Holley

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Second, investing in our businesses. We will maintain our focus on discipline capital investment. These investments will target delivering a cash return on every acre of land and reducing the cost structure of our manufacturing business, enabling us to improve our relative performance versus the competition.

Finally, we will maintain an appropriate capital structure. No external financing is required to close the merger transaction. Shortly after closing, Weyerhaeuser will execute a $2.5 billion share repurchase. Substantially, all of those repurchased will be completed via an accelerated share repurchase program. The repurchase will be funded with the combination of balance sheet cash and new debt, including both bonds and bank debt. By executing the repurchase, we will achieve a net financial impact on Weyerhaeuser as if the transaction were structured with approximately 70 percent stock and 30 percent cash.

This financing strategy will allow us to establish an optimal capital structure while maintaining our commitment to an investment grade credit rating. I will emphasize that neither the merger nor the subsequent share repurchase is contingent upon the outcome of the strategic review of Weyerhaeuser’s cellulose fibers business. Turning to management structure.

Yesterday’s press release included information on the new management team, and I could not be more excited about the group we have put together. We have drawn from the best talent in each company to select a leadership team with unmatched expertise in the industry and this team positions us through the future. I’m confident these are the right leaders to take the best practices from both companies to achieve our targets, serve our customers, and drive shareholder value over the long term.

The new executive team will include Rhonda Hunter, Senior Vice President of Timberlands; Tom Lindquist, Executive Vice President of Real Estate, Energy, and Natural Resources; Adrian Blocker, Senior Vice President of Wood Products; Russell Hagen, Chief Financial Officer; Devin Stockfish, General Council and Corporate Secretary; Denise Merle, Senior Vice President of Human Resources; and Tim Punke, Senior Vice President of Corporate Affairs.

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Moderator: Rick Holley

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Beyond the senior management, we are excited to partner with all of the talented and hard-working employees of Plum Creek. One of the things that makes this combination so compelling is that Weyerhaeuser and Plum Creek share similar values rooted in safety, integrity, and sustainability. We have great respect for the Plum Creek organization and its people, and we know that we have a lot to learn from each other as we seek new and better ways to drive performance.

I will end this morning with some comments on our cellulose fibers business. As we have mentioned, Weyerhaeuser’s board has authorized the exploration of strategic alternatives to the sale of fibers business. These alternatives include continuing to operate the business or a sale or a spin off of the business. Cathy Slater, Senior Vice President of Cellulose Fibers, will continue to lead this business throughout the review process. Our cellulose fibers business is a world class producer of absorbent fluff pulp and the assets and people associated with this business are some of the finest in the industry. This strategic evaluation will help ensure that cellulose fibers is positioned to achieve its full potential as Weyerhaeuser continues to deliver on its priorities for growth and capital allocation. With that said, there can be no assurance that the board’s evaluation process will result in any transaction or that any transaction, if pursued, will be consummated. We do not intend to provide any additional information unless or until the evaluation process is completed or terminated.

In closing, today’s announcement marks a defining moment in the history of Weyerhaeuser and Plum Creek. The merger of these companies creates a winning combination of world class assets and industry leading expertise driven by proven leadership and supported by a strong financial foundation. This combination will result in $100 million of cost synergies, a $2.5 billion share repurchase, and year one FAD accretion in the mid to high single digits.

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Moderator: Rick Holley

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With these compelling financial benefits, a strong balance sheet, and an attractive dividend, our Company will be uniquely positioned to fully capitalize on the improving housing market and generate superior value for our shareholders. I am looking forward to partnering with Rick as we unlock the tremendous potential inherent in this combination. Now I will turn the call over to Rick for some closing remarks.

Rick Holley:	Thank you, Doyle. I cannot be more excited about today’s announcement. With an extraordinary set of combined assets, proven records of value creation, the combination of Weyerhaeuser and Plum Creek offers a compelling opportunity for shareholders. Our companies are already best-in-class timberland managers with a relentless focus on sustainable resource management.

The breadth and diversity of our combined land and timber assets uniquely positions us to capitalize fully on the improving housing market, continuing to capture HBU land values across a combined portfolio and create additional opportunities to build lasting value.

Doyle and I share a commitment to discipline capital allocation and sustained value creation. And I look forward to working together as we build a great new company. Now we would like to open the call to your questions. (Regina).

Operator:	At this time, I would like to remind everyone, in order to ask a question please press star followed by the number one on your telephone keypad.

Your first question will come from the line of Anthony Pettinari with Citi. Please go ahead.

Anthony Pettinari:	Good morning, Rick and Doyle. Congratulations on the merger.

Doyle Simons:	Good morning, Anthony. Thank you.

Anthony Pettinari:	When I think of the two companies’ approach to land management, Plum Creek has been a bit more active in titling and developing land and selling and buying land through the real estate segment and Weyerhaeuser has maybe kept the portfolio a little bit more static the past few years.

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Moderator: Rick Holley

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I was wondering if you could talk about how these two mind-sets will coexist in the new organization? Over the past few years, maybe 40 percent plus of Plum Creek’s income has come from real estate.

In the new Weyerhaeuser, would you expect that to kind of continue or would it be more — be a lower percentage or something more similar to Plum Creek or how do you think about those two approaches?

Doyle Simons:	Anthony, this is Doyle. I would tell you one of the things that we are really excited about is the ability to leverage Plum Creek expertise on the real estate side. As I mentioned, Tom Lindquist will be leading that effort for the new company going forward and we think as we combine the total acreage we are going to be able to identify opportunities across the 13 million acres to drive value through the specific real estate segment, again by leveraging the expertise that Plum Creek brings to it and putting it across a larger land base.

Rick Holley:	Hi, Anthony this is Rick Holley. I think the way to focus on this is not about what percent of revenue it generates. It’s how much value it generates. We have this process at Plum Creek called asset value optimization. We understand what we think the long term value proposition for every single acre. Now we will put a team together that will do that across 13 million acres of land. So the question is what is the best value for every single acre in the portfolio and that’s what the company will focus on.

Anthony Pettinari:	OK. That’s helpful. Then prior to the merger, I would have thought both Weyerhaeuser and Plum Creek would be net buyers of timberlands — now you have this large transaction to integrate. Following the closure of the deal would you expect the new Weyerhaeuser to be a net buyer or net seller of land or will you take a break as you integrate the two businesses?

And then finally, I think Plum Creek had an arrangement with the Twin Creeks J.V. where if an acquisition was below a certain size in terms of acreage, it would go to Twin Creeks. Does that arrangement exist in the new Weyerhaeuser?

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Doyle Simons:	First question, Anthony, as we look to combine these two companies, Twin Creeks — first one was Twin Creeks and then what was the second –

Rick Holley:	Net buyers, seller.

Doyle Simons:	So, let’s address — I will address the first one which is the net buyer question and I will let Rick address the Twin Creeks.

So regarding the net buyers, as we put the two companies together, our primary focus, Anthony, is going to be on integrating the two companies. So, as part of the integration, we will step back and review the entire portfolio but, again, our primary focus will be on successfully integrating these.

As we complete that, I would anticipate that this will provide a platform for future growth of the new Weyerhaeuser going forward and that is what we will continue to be disciplined in the way we grow the company but net-net after all is said and done, we will be in a position to grow the company but, again, regarding integration, we will take that opportunity to do a review of the entire 13 million-acre portfolio.

Rick Holley:	And Anthony, your second part of your question, this is Rick Holley, the Twin Creeks joint venture that Plum Creek entered into, as you know this transaction is not closed. It’s scheduled to close in early 2016. As part of that joint venture, any timberland acquisition, $200 million or higher would be on Plum Creek’s account, now the new Weyerhaeuser account and anything lower than that would come to the joint venture up until filling the joint venture’s $1 billion basically allocation or size. That would be the case if and when the transaction closes early next year.

Anthony Pettinari:	OK. That’s helpful. I will turn it over.

Rick Holley:	Thank you.

Operator:	Your next question is from the line of George Staphos with Bank of America, Merrill Lynch. Please go ahead.

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George Staphos:

I would — I guess my first question is, Doyle, you mentioned mid to high single digit FAD accretion. Can you comment as to — if there is reduction in capital spending and other costs related to forestry that you will be able to reduce now as a combined company and what that means for the longer term goal you had for the dividend relative to FAD.

Doyle Simons:	So, George, as we put the two companies together, as we mentioned, we believe by the end of year one there will be $100 million in hard dollar cost synergies. But above and beyond that there are additional synergies just in running the business.

As I like to say it’s going to be OpEx on steroids. We are going to now have — be able to pull from the best of both organizations and we are going to have a larger playpen to play in with the 13 million acres.

So, with that I think there is going to be lots of opportunities to continue to drive performance going forward.

In terms of the dividend, as we outlined, the Weyerhaeuser dividend will continue at $1.24, but I would tell you as we put these two companies together, drive the hard dollar cost synergies, drive the additional improvements that we are going to be able to make in this – ongoing — company going forward and fully capitalize on the recovery in housing, I think we are going to be very well positioned to continue to grow our dividend going forward.

George Staphos:	OK. You mentioned operational excellence and you mentioned it’s a larger playpen. Certainly we understand. Are there any areas that you think in particular Plum Creek can bring to Weyerhaeuser to improve further along that metric and similarly from your observation of Plum Creek what do you think Weyerhaeuser can bring to the OpEx ledger for that organization and then my last question I will turn it over, cellulose fibers. In the past you liked having that business in the portfolio because of the counter cyclicality. I recognize that you are just beginning a strategic review, who knows what the conclusion will be but what has changed perhaps in liking that counter cyclicality given the now enlarged organization. Thanks, guys, good luck.

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Doyle Simons:	Thank you, George.

So yes, let’s speak to your first question, I will tell you, we hit on one of the primary opportunities that Weyerhaeuser can get from combining with Plum Creek in terms of the synergies and that has to be with the real estate side. As we applied the real estate knowledge and expertise that I referred to and Rick outlined in terms of AVO model, that will bring a lot of additional bottom line value to the combined organization. In terms of what Weyerhaeuser does well, I can tell you one of the things that Weyerhaeuser does well is on the silvicultural front and, also, we will be able to take the learnings that we have had from the last couple of years from OpEx and apply those learnings across the — learnings across the land base of Plum Creek. It will be OpEx on steroids and what we identify will be above and beyond the things that we have already realized in terms of OpEx for Weyerhaeuser. Rick, do you have anything to add to that before I turn to cellulose fibers.

Rick Holley:	Yes, George, when you look at these two companies and our resource management expertise, it starts in the nursery, the orchards, silvicultural activities that both companies are exceptional at. We can obviously cut some cost and cap that because we will do it better on a combined basis. But you look across the portfolio and just whether it’s logistics or any other, there will be ways to reduce costs, improve revenues because, you know, these two companies are best in class. We probably arm wrestle as number 1 and number 2. Clearly the new company is number 1. I think the opportunities are just tremendous as we look at the combination and integration going forward.

Doyle Simons:	George, in terms of CF, we have said as you said historical that part of the value of that is the counter cyclicality. With a much larger exposure to timberland, which tends to be much less volatile than some of our other businesses, we think that positions us very well going forward in terms of being able to drive overall value for shareholders.

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In addition, we think a much more focused portfolio will also drive value from a shareholder perspective in terms of fully understanding the economic drivers behind our businesses and, again, the ability to really focus on timberland and wood products, capitalizing on housing upturn and just as importantly be very well positioned to drive long-term value for our shareholders and as I mentioned earlier, continue to grow our dividend.

George Staphos:	Thank you.

Doyle Simons:	Thank you.

Operator:	Your next question is from the line of Collin Mings with Raymond James. Please, go ahead.

Collin Mings:	Hey, good morning Rick, good morning, Doyle.

Doyle Simons:	Good morning, Colin.

Collin Mings:	I guess first question for me, can you guys just assess how you established the exchange ratio in more details. Was that focused on NAF for the two companies, multiple potential future upside NAV for the company?

Doyle Simons:	As you would expect, Collin, a lot of discussion and negotiating regarding the exchange ratio and all of the things that you outlined were part of those negotiations and discussions and ultimately we thought this was a ratio that was reflective of the relative value of each organization going forward.

Collin Mings:	OK. And I guess you’re going to be FAD accretion in following up on Anthony’s question, just – kind of – he outlined mid to high single digit numbers. Does that assume the same level of land sales from a Plum Creek portfolio as the last couple of years?

Doyle Simons:	Yes, we looked at the accretion. We made some assumptions based on management’s estimates of — for both Weyerhaeuser and Plum Creek and those were consistent with what has been related to the marketplace. Will there be land sales as part of that, Colin, the answer to that question is, yes. But as we said, $100 million of cost synergies, share repurchase, all that combined we anticipate mid to single accretion in the first full year and more to come.

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Collin Mings:

OK. And then – I guess going back to the share repurchase, it looks like that you will be having to take on about $1.5 billion of debt to help fund the $2.5 billion of share repurchases.

Can you just maybe just touch on how you think about the cost of that debt? I think you mentioned some combination of public debt. Can you touch on that a little bit more?

Doyle Simons:	We will look to optimize the combination of bank debt and other debt, Collin. But to your question, we would anticipate the cost of that would be less than 5 percent.

Collin Mings:

OK. That’s very helpful. And then Doyle, just — I guess for Rick, too, as you think about combining the two companies and to the earlier question, if you guys (see more) position as net acquirers, just talk about why you think this combination made sense.

I guess this is more relevant to Doyle, versus maybe some of the other public peers. Clearly there is a material disconnect between the public and private market values right now. I see the benefits going to public to public deal but maybe touch on why not another public company and why this is the preferred strategy to grow?

Doyle Simons:	Sure. As we have talked about, we have been considering growing our company and specifically growing timberlands. As you know and expect, we consider all options, public, private, one off sales, whatever the case may be. But the two criteria are high quality timberland and skill. Plum Creek has the high quality skilled timberland in the country. You step back and, Colin, look at it, what are the opportunities? As we looked at that, we have $100 million of cost synergies and above and beyond that we have a lot of additional opportunity to drive performance through, as we talked about, real estate, taking the best practices from both organizations.

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Op-ex and as we learn from each other, then apply those learning across the larger playpen, we think that will result in a big number as well. So, as you said, high quality scale timberland, synergies, come — signature synergies and structure that in a way where both of the shareholders can participate then layer on top of that a $2.5 billion share repurchase, we think that is a very value creating situation for our shareholders. We look and will continue to look and have looked at lots of different opportunities but this was one that, as we step back and considered all the options came to the top of the heap.

Rick Holley:	Collin — like Weyerhaeuser, at the top of our priority list was to grow our resource base, our core business, our core competency. Some of the best assets Weyerhaeuser company. This combination allows our shareholders to portion those timberlands really and Weyerhaeuser shareholder own a portion of our timberlands. If you grow in the resource management business, what better way to do this than this?

Doyle Simons:	When it’s all said and done, Collin, basically you have this fantastic resource space coupled with low cost wood products manufacturing uniquely positioned to capitalize on upturn in housing, return cash to shareholders, healthy balance sheet and we think, like we said, well positioned to create long-term value for shareholders and layer on top of that the announcement we made on the sale of fibers which we think will position that business for success going forward and they think — we think our shareholders will benefit from a more focused portfolio.

Collin Mings:	OK. I guess that’s very helpful, guys. Just one other housekeeping, just on the accretion, that assumes kind of — really depends upon fully executing that share buy back, correct?

Doyle Simons:	Yes. Part of the driver of the FAD accretion will come from the share buy back. But as we said, Collin, that will be done on a very accelerated basis. So, that will come into play shortly after closing. So, it’s not — that is not a drawn out share repurchase that will be done quickly.

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Collin Mings:	I know it depends on market conditions. But to that end – even though you’ve highlighted as to how accelerated that is going to be, can you maybe touch on it? But should we think about it in terms of six months or a year or –

Doyle Simons:	Much, much shorter period of time than you just outlined. So, like I said, it will be done very quickly after closing.

Collin Mings:	All right. Very helpful. Thanks, guys, I will turn it over. Good luck.

Doyle Simons:	Thank you.

Operator:	Your next question comes from the line of Mark Weintraub with Buckingham Research. Please go ahead.

Mark Weintraub:	Thank you. Two quick ones. Any potential we could get more color on the potential magnitude of additional synergies beyond that hundred million of primarily corporate and overhead cost synergies savings?

Doyle Simons:	Yes, Mark, as you can appreciate, it’s hard to know what those numbers will be until we get in and really do some work on the ground and start the integration but I will tell you that I am excited about that opportunity. While the hundred million dollars in cost synergies is important and we will get that quickly, there will be a lot of additional value that is going to be created as we put these two organizations together and I have highlighted what some of those are on the real estate side and OpEx side and just taking the best from each organization and applying that across both. That is really where a lot of value will be created and I am excited about that opportunity and will be focused on starting to deliver some of those benefits as early as day one. That will be above and beyond the $100 million in cost synergies that we outlined.

Mark Weintraub:	And I recognize this is a much bigger scale than the Longview acquisition. Can you just remind us what type of synergies you got from that transaction that would be similar to the types of incremental synergies we are talking about here?

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Doyle Simons:

Yeah, it’s a really good point, Mark. What we said when we made the Longview acquisition, we thought we would realize 20 million in synergies. We actually realized 28 million in synergies. It gets to the point you were making. Some synergies were hard dollar cost synergies and some were as we bolted the two operations together realizing additional ways to drive value through that combination.

So, that is why we are highly confident that we will deliver both the hundred million dollars in cost synergies but there will be many more additional synergies above and beyond just the hundred million in cost synergies. What we will do, of course, as we realize those, we will report those out. A lot of confidence from both Rick and my perspective that we will be able to drive those. Those include things like — just in logistics, harvest and haul. You will have a lot of overlapping lands so you won’t have Plum Creek trucks running the other way from Weyerhaeuser. It will be the ability to merchandise and get the right logs to the right customer at the right time to create the most value. All the basics but you will do it much, much better as a combined entity.

Rick, you have anything you want to add to that?

Rick Holley:	No, you know, Mark, I would second what Doyle said. You think about logistics and hauling costs where we pass each other on the road. We won’t have so many empty backlogs. You think about (silviculture, you know, we plan over the last five years, kind of combined (days) of 650 million trees. There is got to be – and we both do it better than anyone else and there will be economies doing that. Think about customers and our ability to supply customers differently today or tomorrow than we can today and the value that brings on the revenue side.

And land management side, the core competency that Plum Creek has spread across 13 million acres. Oil and gas, looking at the larger land base and how do we open at the midst that. It’s — optimize that. It’s hard to put a number but it’s bigger than the 100 million-dollar synergy number being talked about. It’s almost, you know, stunning, I think, the opportunities on a combined basis what we can do.

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Mark Weintraub:	Great. If I could, on the relative value question, I appreciate your response, are we going to get more details in the filings that specify how you went about that?

Rick Holley:	Well, Mark, there will be lots of disclosures in the filings about the conversations that have gone on for over a period of time, as we put these two companies together. Yes, there will be additional information when we file the proxy document in a few weeks.

Mark Weintraub:	Thank you.

Doyle Simons:	Thank you.

Operator:	Your next question comes from the line of Gail Glazerman with UBS. Please go ahead.

Gail Glazerman:	Hi, good morning Gail.

Doyle Simons:	Morning Gail.

Gail Glazerman:	Can you talk — there was a little mention of Timber Creek earlier today, Plum Creek has used quite a few unique structures over the years in terms of timber (deeds) as well as joint ventures.

Moving forward are — the existing ones still, you think part of the company and are those structures that you think you would pursue moving forward?

Doyle Simons:	Gail, as we move forward, we will be looking to maximize the value of every acre that we own. As Rick mentioned earlier. We will be looking at various options to do that. I can’t say specifically what that may or may not be but there will be a real focus on doing what is necessary to get — drive the most value for shareholders and Plum Creek has historically been creative in some of those things that they have done to do that. Those will be the type of things we will consider going forward.

Gail Glazerman:	All right. Can you give us a little bit of — a little bit of perspective on kind of the southern base and how the two companies — profiles compare in terms of pulp wood and how you may see that progressing moving forward?

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Doyle Simons:	So, as you know, the key driver for both companies is logs. With that said, pulp wood is important and will continue to be an important component of the southern timberland base but we will continue to, you know, number one match our profile and what we are growing with customer demand. But saw timber will continue to be a key, key part of what we are focused on in the south and in the Pacific northwest going forward.

Rick Holley:	Gail, going – to remind you in the south, Plum Creek today, we are — harvest mix is 45 percent roughly of saw logs, 55 percent pulp wood. Given the age of the forest and what will happen in the next five years or so, we are going to be kind of 50/50.

Today Weyerhaeuser is over 50 percent saw logs on combined value. Doyle said that’s the value. That’s where we are growing in the south, pulp wood. We got this emerging pellet market which has helped drive the value of that product as well. But clearly on a combined basis well north of 50 percent saw logs in the south.

Gail Glazerman:	OK. Just going back to the land base, have you given any kind of preliminary reviews? I mean, Weyerhaeuser has sold land in the past, in the scope of the 6.9 million acres of the Weyerhaeuser proposal or too early to give color perspective on that.

Doyle Simons:	Yeah, it’s too early to give any color on that at this point, Gail. We will be as part of integration and subsequent to closing doing a complete review of our — of the 13 plus million acres and determining the best way to drive value for our shareholders going forward. Still early but I can assure you work is ongoing and there will be a lot more work as we move forward.

Gail Glazerman:	OK, thank you.

Doyle Simons:	Thank you.

Operator:	Your next question is from the line of Mark Wilde with BMO Capital Markets. Please go ahead.

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Mark Wilde:	Good morning Rick. Good morning Doyle. Congratulations.

Doyle Simons:	Good morning, Mark. Thank you.

Mark Wilde:	Few questions. First of all, Doyle, at $2.5 billion share repurchase program, can you talk about that vis-a-vis the existing $500 million operation you put?

Doyle Simons:	Sure. The 2.5 — we will roll the $500 million share repurchase that we announced in August into the 2.5 billion. We will announce at the end of this quarter how much of the $500 million we completed this quarter but we will ultimately roll that into the $2.5 billion share repurchase which again, Mark I want to highlight this, will be completed on an accelerated basis shortly after closing of the — this transaction.

Mark Wilde:	OK. And then Doyle at 100 million of synergies, how much of that do you think is tied into the movement and corporate headquarters that you will be doing? Plum Creek is in downtown Seattle. You are moving to downtown Seattle. It ought to be an opportune time to look at overall cost structure.

Doyle Simons:	Sure, it will be. The hundred million dollars does not include that. The benefit from the move will be above and beyond the 100 million. The 100 million is just looking at the overlap between Plum Creek and Weyerhaeuser, primarily in corporate overhead but also in regional overhead. And that’s where the $100 million comes from. It will be above and beyond that opportunities associated with the move and other things. Mark, I would tell you, as we have said, a hundred million dollars is hard dollar cost synergies that we see from specifically just combining the companies, but there will be a lot of additional opportunities for synergies as we have already talked about this morning.

Mark Wilde:	OK. And Rick, is it possible to get some sense for your timeline on the Weyerhaeuser board of directors if you have a contract that has been signed, can we get some sense of what that might look like in terms of timing?

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Rick Holley:	Clearly the document you will see shortly we’ll talk about that, Mark. But you know what I told Doyle, part of the combination, I am here to help him in any way possible to make this through the integration and make this truly a great company that we know it will be. I have no timeline. As nonexecutive chair I serve at the pleasure of the shareholders and clearly the other board members. I will do that as long as they will have me and then I can add some value.

Mark Wilde:	Well, speaking for a lot of analysts and shareholders, I hope that you will be there for some time because you have done a great job.

The last question I have, Doyle, and perhaps this is a little unfair, but if you go back 10 years before you joined Weyerhaeuser, Weyerhaeuser acquired another well margined and very successful company and in the course of that combination a lot of those benefits got lost. What do you do different this time?

Doyle Simons:	Yes, Mark, so we are really focused on getting the integration right. As you said, Plum Creek is a fantastic company and I think we got off to a good first step by announcing the senior management team. It was important for Rick and I to announce that up front, not do it where you sometimes see the team to be announced later and where we think senior management team that we put in place is going to be critical to the integration.

But in terms of the integration overall, it’s something that Rick and I spent a lot of time talking about, something that I will be focused on. We will work together on it. We will be focused on it and we will get it right, Mark, to make sure that we maintain the best of both organizations but build a culture that is based on the best and part of the reason I am so confident we will be able to do that, this is a cultural fit.

We have, you know, values that are based on integrity, sustainable resource management and maybe most importantly, Mark, as you know, both of our companies, we have a real passion to win.

And based on those — there are some differences but based on those commonalties I am convinced that we will get the integration right and we are focused on — we have started to put integration, build integration teams. We will be focused on putting those in place and taking the best from each organization to make sure we maximize the value of this combined entity going forward.

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Rick Holley:	Mark, quickly, you know, this is, in all due respect to Weyerhaeuser 10 years ago, this is a different Weyerhaeuser today than 10 years ago. I think that is a big, big difference. As Doyle said, named to the senior management team already and integration is about people. It’s not about assets but people. The fact that we have the right people in the right places, that is what will make it successful.

Mark Wilde:	Yeah. All right, Rick, I agree it is a different Weyerhaeuser. Last question, any caps on consolidation in Timberland from a regulatory standpoint?

Doyle Simons:	Mark, we don’t anticipate any regulatory issues associated with this transaction.

Mark Wilde:	OK. Very good. I will turn it over.

Rick Holley:	Thanks, Mark.

Operator:	Your next question comes from the line of Tyler Langton with JPMorgan. Please go ahead.

Tyler Langton:	Yes, good morning, thanks.

Rick Holley:	Morning Tyler.

Tyler Langton:	Just on the synergies you mentioned above the hundred million. Give a sense in terms of timing, how long, a goal, how long you want to get those and then any sense on, you know, costs to get the 100 million of synergies or savings in the other areas?

Doyle Simons:	Yes, in terms of the hundred million dollar in cost synergies as we said, we will have those in place, via the run rate by the end of year one. There will be some — one time costs associated with that. We have not fully determined what that will be but I would anticipate it will be less than the hundred million in synergies. That will be one time. In terms of the additional synergies above and beyond that, Tyler, I would say we will realize that in year one as well.

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Moderator: Rick Holley

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Not where we take two, three, four years. This will be — it will build over time but I would fully anticipate we will see additional synergies in year one and will build after that.

Again, it’s all the things that we highlighted and, as we put these teams in place and learn from the best and get the right culture and integration done, those are going to be ultimately what drives the success of this combined operation going forward.

Tyler Langton:	Great. Outside of the review of cellulose fibers, any other businesses in the wood products area for both companies that you might look to (invest) or are you happy with the combined portfolio?

Doyle Simons:	You know the – we believe with this land base coupled with our low-cost manufacturing assets, we will be really well positioned to, as I said earlier, capitalize on the improved housing markets and improving housing markets and just as importantly really well positioned long term. With that said, wood products, we made significant improvements in that business. We will continue to focus on OpEx to get our — to become as low-cost as possible so that we can fully capitalize again on housing and just as importantly as we talked about be black at the bottom going forward. So, we are encouraged by the progress we made in wood from ducts. More work to do — in wood products, more work to do. We believe the combination with the land base will create a lot of value for our shareholders going forward.

Tyler Langton:	All right great. Thanks. Best luck on the (quarter).

Doyle Simons:	Thank you, Tyler.

Operator:	Your next question comes from the line of Chip Dillon with Vertical Research. Please go ahead.

Chip Dillon:	Yes, good morning and congratulations to you both, Doyle and Rick.

Doyle Simons:	Thank you, Chip

Rick Holley:	Thank you.

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Chip Dillon:	First question, I apologize I missed the first part of the call. In terms of the mid to high accretion, does that assume full synergies?

Doyle Simons:	Mid to high single digits would include the $100 million of cost synergies to get to the highest end of that range, Chip. What we said earlier on the call, we will be at the $100 million run rate by the end of year one. So, that is the timeline that we have laid out.

There will be synergies — sorry, Chip, to interrupt. Some of those synergies will be almost immediate. We will start to drive the accretion immediately then as we deliver on the full hundred million dollars of cost synergies, we will be at that rate by the end of year one.

Chip Dillon:	Would it be fair to say roughly, Doyle, that maybe you get, I don’t know, 20 percent, 25 percent up front and the rest phase in on roughly a straight line through that year?

Doyle Simons:	You know, we have to see how it plays out but I think what you just laid out would probably be a conservative scenario.

Chip Dillon:	Then the second question, you might have mentioned this, what happens to the depreciation of the timber at Plum Creek that you cut. Is there any step up that takes place with the acquisition and then on the same point, is there a very high or low tax basis to the cellulose fiber business if the basis is low you might be more to spin it off or pursue a trust versus with a high basis?

Doyle Simons:	Chip, as you would expect on CF, it’s a relatively low tax basis, probably under a billion dollars. In terms of step up, in terms of Plum Creek, there will be a step up as you would expect from — this will be treated as purchase accounting.

Chip Dillon:	Any idea about, if you looked at their run rate of completion, would that go up 10, 20, 30 percent or too early to know that?

Doyle Simons:	Too early to know that, Chip, but we will talk about that as we move forward.

Chip Dillon:	OK. That’s very helpful. Thank you. Congratulations.

Doyle Simons:	Thank you.

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Operator:	Your next question is from the line of Alex Ovshey from Goldman Sachs. Please go ahead.

Alex Ovshey:	Thank you. Good morning, Doyle and Rick.

Rick Holley:	Good morning.

Doyle Simons:	Morning, Alex.

Alex Ovshey:	A couple of questions. Back to the regulatory, what are the milestones here in the U.S. to get the regulatory approval? Is there anything outside of the U.S. that needs to get done on the regulatory front?

Doyle Simons:	No, as I said, we do not anticipate any regulatory issues associated with this transaction.

Alex Ovshey:	Got it, Doyle. Would you be able to talk to what the market share position of the combined companies will look like, specifically most interested in the Pacific northwest, both domestic and international as well as U.S. south on the saw, log and pulp wood side?

Doyle Simons:	As you know, this is a very fragmented industry overall. So, even with the combination of these two companies, the market share, both in the south and the Pacific northwest, specifically in the south, is still relatively low.

Alex Ovshey:	OK. Absolutely. Then lastly on the CF business, cellulose fibers business, would you be able to say if you would be willing to look at splitting the business in order to sell it or is the goal to really sell it as one entity?

Doyle Simons:	What we will be looking to do is, as we look at analyzing strategic alternatives for our CF business is maximizing the value of that business. Whatever that may entail, we will consider all options.

Alex Ovshey:	Excellent. Thank you. Best of luck with the combination.

Doyle Simons:	Thank you.

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Rick Holley:	Thanks Alex

Operator:	Our final question will come from the line of Paul Quinn with RBC Capital Markets. Please go ahead.

Paul Quinn:	Yes, thanks very much. And congratulations on the merger. Just a question on the $100 million synergies. How does it breakdown between head office and regional office overlap. Then, where are you going to be stationed in Seattle? Within Plum Creek or the new Weyerhaeuser site?

Doyle Simons:	Rough numbers, Paul, 80 percent would be the general corporate and 20 percent kind of the regional. Those are high level rough numbers but that gives you a sense. In terms of where we will be based, in the new building that is being built currently in pioneer square that we announced earlier this year. We both, Weyerhaeuser and Plum Creek, are excited to have that building completed and move in and continue our journey forward. Seattle is a good place to live and work and we are excited to make that move as a combined organization.

Paul Quinn:	Great, best of luck, guys.

Doyle Simons:	Thank you very much.

Operator:	I will turn the conference back over to management for any closing remarks.

Rick Holley:	Well, this is Rick Holley. I want to thank you again for being on the call today and, again, we are really excited about this combination and look forward to working with you going forward.

Doyle Simons:	And, this is Doyle Simons. And again appreciate everybody joining this morning. Appreciate your interest in Weyerhaeuser and Plum Creek. Could not be any more excited about the combination of these two companies and the value that we are going to be creating going forward and we look forward to reporting to you as we move forward. Everybody have a good day.

Operator:	Ladies and gentlemen, this concludes today’s meeting, thank you all for joining.

FORWARD-LOOKING STATEMENTS

This communication contains statements that are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, including, without limitation, with respect to Weyerhaeuser’s future results and performance, the expected benefits of the proposed transaction such as efficiencies, cost savings and growth potential and the expected timing of the completion of the transaction, all of which are subject to risks and uncertainties. Factors listed below, as well as other factors, may cause actual results to differ significantly from these forward-looking statements. There is no guarantee that any of the events anticipated by these forward-looking statements will occur. If any of the events occur, there is no guarantee what effect they will have on company operations or financial condition. Weyerhaeuser will not update these forward-looking statements after the date of this communication.

Some forward-looking statements discuss Weyerhaeuser’s and Plum Creek’s plans, strategies, expectations and intentions. They use words such as “expects,” “may,” “will,” “believes,” “should,” “approximately,” “anticipates,” “estimates,” and “plans.” In addition, these words may use the positive or negative or other variations of those and similar words.

Major risks, uncertainties and assumptions that affect Weyerhaeuser’s and Plum Creek’s businesses and may cause actual results to differ materially from those expressed or implied in these forward-looking statements, including, without limitation, the failure to receive, on a timely basis or otherwise, the required approval of Weyerhaeuser’s shareholders or Plum Creek’s stockholders with respect to the proposed transaction; the risk that any of the conditions to closing of the proposed transaction may not be satisfied; the risk that the businesses of Weyerhaeuser and Plum Creek will not be integrated successfully; the effect of general economic conditions, including employment rates, housing starts, interest rate levels, availability of financing for home mortgages, and strength of the U.S. dollar; market demand for our products, which is related to the strength of the various U.S. business segments and U.S. and international economic conditions; performance of our manufacturing operations, including maintenance requirements; the level of competition from domestic and foreign producers; the successful execution of internal performance plans, including restructurings and cost reduction initiatives; raw material prices; energy prices; the effect of weather; the risk of loss from fires, floods, windstorms, hurricanes, pest infestation and other natural disasters; transportation availability and costs; federal tax policies; the effect of forestry, land use, environmental and other governmental regulations; legal proceedings; performance of pension fund investments and related derivatives; the effect of timing of retirements and changes in the market price of company stock on charges for stock-based compensation; changes in accounting principles; and other factors described in Weyerhaeuser’s and Plum Creek’s filings with the SEC, including the “Risk Factors” section in Weyerhaeuser’s and Plum Creek’s respective annual reports on Form 10-K for the year ended December 31, 2014.

NO OFFER OR SOLICITATION

This communication is neither an offer to purchase, nor a solicitation of an offer to sell, subscribe for or buy any securities or the solicitation of any vote or approval in any jurisdiction pursuant to or in connection with the proposed transaction or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law.

ADDITIONAL INFORMATION AND WHERE TO FIND IT

The proposed transaction involving Weyerhaeuser and Plum Creek will be submitted to Weyerhaeuser’s shareholders and Plum Creek’s stockholders for their consideration. In connection with the proposed transaction, Weyerhaeuser intends to file with the SEC a registration statement on Form S-4 (the “Registration Statement”), which will include a prospectus with respect to Weyerhaeuser’s common shares to be issued in the proposed transaction and a joint proxy statement for Weyerhaeuser’s shareholders and Plum Creek’s stockholders (the “Joint Proxy Statement”) and each of Weyerhaeuser and Plum Creek will mail the Joint Proxy Statement to their respective shareholders or stockholders, as applicable, and file other documents regarding the proposed transaction with the SEC. SECURITY HOLDERS ARE URGED AND ADVISED TO READ ALL RELEVANT MATERIALS FILED WITH THE SEC, INCLUDING THE REGISTRATION STATEMENT AND THE JOINT PROXY STATEMENT, CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION AND RELATED MATTERS. The Registration Statement, the Joint Proxy Statement and other relevant materials (when they become available) and any other documents filed or furnished by Weyerhaeuser or Plum Creek with the SEC may be obtained free of charge at the SEC’s web site at www.sec.gov. In addition, security holders will be able to obtain free copies of the Registration Statement and the Joint Proxy Statement from Weyerhaeuser upon written request to Weyerhaeuser Company, 33663 Weyerhaeuser Way South, Federal Way, Washington 98003, Attention: Director, Investor Relations, or by calling (253) 924-2058, or from Plum Creek upon written request to Plum Creek, 601 Union Street, Suite 3100, Seattle Washington 98101, Attention: Investor Relations, or by calling (800) 858-5347.

PARTICIPANTS IN THE SOLICITATION

Weyerhaeuser, Plum Creek, their respective directors and certain of their respective executive officers and employees may be deemed to be participants in the solicitation of proxies in connection with the proposed transaction. Information about Weyerhaeuser’s directors and executive officers is set forth in its definitive proxy statement for its 2015 Annual Meeting of Shareholders, which was filed with the SEC on April 1, 2015, and information about Plum Creek’s directors and executive officers is set forth in its definitive proxy statement for its 2015 Annual Meeting of Stockholders, which was filed with the SEC on March 26, 2015. These documents are available free of charge from the sources indicated above, and from Weyerhaeuser by going to its investor relations page on its corporate web site at www.weyerhaeuser.com and from Plum Creek by going to its investor relations page on its corporate web site at www.plumcreek.com.

Additional information regarding the interests of participants in the solicitation of proxies in connection with the proposed transaction will be included in the Registration Statement, the Joint Proxy Statement and other relevant materials Weyerhaeuser and Plum Creek intend to file with the SEC.